Exhibit 99.1

April 23, 2020	News Release 20-05

Pretivm Files Technical Report on the Brucejack Mine; Provides Release Date
of First Quarter 2020 Results

Vancouver, British Columbia, April 23, 2020; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company”) announces that, further to its news release dated March 9, 2020, announcing an updated Mineral Reserve and Mineral Resource and Life of Mine Plan for the Brucejack Mine which highlight the continued robust economics of the long-life underground operation, the Company filed a National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) technical report entitled “Technical Report on the Brucejack Gold Mine, Northwest British Columbia”, with an effective date of March 9, 2020 (the “Technical Report”). The Technical Report is available under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and on the Company’s website at www.pretivm.com.

The Technical Report was prepared by Ivor W.O. Jones, M.Sc., P.Geo., FAusIMM of Ivor Jones Pty Ltd., Maureen Phifer, B.Sc., P.Eng. of Tetra Tech Canada Inc. (“Tetra Tech”), Jianhui (John) Huang, Ph.D., P.Eng. of Tetra Tech, Hassan Ghaffari, M.A.Sc., P.Eng. of Tetra Tech, Calvin Boese, M.Sc., P.Eng. of SRK Consulting (Canada) Inc. (“SRK”), Rolf Schmitt, M.Sc., P.Geo. of Environmental Resources Management Ltd., Alison Shaw, Ph.D., P.Geo. of Lorax Environmental Services Ltd. (“Lorax”), Mauricio Herrera, Ph.D., P.Eng. of SRK, Laura-Lee Findlater, B.Sc., P.Geo. of Lorax, Tim Coleman, M.Sc. DIC, P.Eng., ACSM of SRK and Colin Fraser, M.Sc., P.Geo. of Lorax, each of whom is a “Qualified Person” as defined by NI 43-101 and independent of Pretivm.

There are no material differences in the Mineral Reserves or the Mineral Resources in the Technical Report and those contained in the March 9, 2020 news release.

First Quarter 2020 Operational and Financial Results – Webcast and Conference Call

Pretivm plans to release its first quarter 2020 operational and financial results after market close on Thursday, April 30, 2020. The webcast and conference call to discuss these results will take place Friday, May 1, 2020 at 8:00 am PT (11:00 am ET) and can be accessed at www.pretivm.com.

First Quarter 2020 Webcast and Conference Call Details:

Friday, May 1, 2020 at 8:00 am PT (11:00 am ET)
Webcast	www.pretivm.com
Toll Free (North America)	1-800-319-4610
International and Vancouver	604-638-5340

About Pretivm

Pretivm is an intermediate gold producer with the high-grade gold underground Brucejack Mine.

For further information contact:

Joseph Ovsenek	Troy Shultz
President & CEO	Manager, Investor Relations & Corporate Communications

Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604) 558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)

Forward-Looking Information

This news release contains “forward-looking information”, “forward looking statements”, “future oriented financial information” and/or “financial outlooks” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking information”), including the “safe harbour” provisions of Canadian provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. The purpose of disclosing future oriented financial information and financial outlooks is to provide a general overview of management’s expectations regarding the anticipated results of operations and costs thereof and readers are cautioned that future oriented financial information and financial outlook may not be appropriate for other purposes.

Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled’, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking information. Forward-looking information may include, but is not limited to, information with respect to: the estimation of Mineral Reserves and Mineral Resources, including the 2020 updates thereto; parameters and assumptions used to estimate Mineral Reserves and Mineral Resources; realization of Mineral Reserve and Mineral Resource estimates; our estimated life of mine and life of mine plan for the Brucejack Mine; production and processing estimates and estimated rates; production and gold recovery rates; capital, sustaining and operating cost estimates and timing thereof; estimated economic results of the Brucejack Mine, including net cash flow and net present value; expectations around grade of gold and silver production; predicted metallurgical recoveries for gold and silver; geological and mineralization interpretations; capital modifications and upgrades, underground development and anticipated benefits thereof, and estimated expenditures and timelines in connection therewith, including with respect to maintaining a steady state production rate of 3,800 tonnes per day; our mining (including mining methods), expansion, exploration and development activities, including the reverse circulation drill program, our infill, expansion and underground exploration drill programs and our grassroots exploration program, and the results, costs and timing thereof; timelines and similar statements relating to the economic viability of the Brucejack Mine, including mine life, total tonnes mined and processed and mining operations; production and cost guidance and our expectations around achieving such guidance; our grade control program and plans with respect to our infill drill program and our local grade control model; grade reconciliation, updated geological interpretation and mining initiatives with respect to the Brucejack Mine; our operational plans and strategy; our future operational and financial results, including estimated cash flows and the timing thereof; payment of our debt, operating and other obligations and commitments, including the source of funds and timing thereof; the future price of gold and silver; our liquidity and the adequacy of our financial resources; our intentions with respect to our capital resources; results, analyses and interpretations of explorations and drilling programs; timing, receipt, and anticipated effects of, and anticipated capital costs in connection with approvals, consents and permits under applicable legislation; litigation matters; environmental matters; our effective tax rate and the recognition of our previously unrecognized income tax attributes statements regarding United States dollar cash flows, currency fluctuations and the recurrence of foreign currency translation adjustments. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking information, including, without limitation, those related to: the accuracy of our Mineral Resource and Mineral Reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which they are based; uncertainties relating to inferred Mineral Resources being converted into Measured or Indicated Mineral Resources; commodity price fluctuations, including gold price volatility; general economic conditions; the inherent risk in the mining industry; significant governmental regulations, including environmental regulations; currency exchange rate fluctuations; future impacts of the COVID-19 pandemic and government response to such pandemic; our ability to continue operations at Brucejack in lieu of the pandemic and the risk of future shut downs as a result thereof; the effectiveness of preventative actions and contingency plans put in place by the Company to respond to the COVID-19 pandemic; escalation of travel restrictions on people or products; uncertainty as to the outcome of legal proceedings; the effect of indebtedness on cash flow and business operations; the effect of restrictive covenants in our loan documents; assumptions regarding expected capital costs, operating costs and expenditures, production schedules, economic returns and other projections; our production, grade of gold and silver, cash flow and cost estimates, including the accuracy thereof; our ability to maintain or increase our annual production of gold at Brucejack or discover, develop or acquire Mineral Reserves for production; dependency on Brucejack for our future operating revenue; the development of our properties and expansion of our operations; our need or ability to raise enough capital to mine, develop, expand or complete further exploration programs on our mineral properties; our ability to generate operating revenues and cash flow in the future; failure of counterparties to perform their contractual obligations; the commercial viability of our current and any acquired mineral rights; availability of suitable infrastructure or damage to existing infrastructure; transportation and refining risks; maintaining satisfactory labour relations with employees and contractors; non-compliance with permits that are obtained or delay in obtaining or renewing, or failure to obtain or renew permits required in the future; increased costs and restrictions on operations due to compliance with health, safety and environmental laws and regulations; compliance with emerging climate change regulation and the detrimental effects of climate change; adequate internal control over financial reporting; various tax-related matters; potential opposition from non-governmental organizations; uncertainty regarding unsettled First Nations rights and title in British Columbia; uncertainties related to title to our mineral properties and surface rights; land reclamation and mine closure requirements; our ability to identify and successfully integrate any material properties we acquire; competition in the mining industry for properties, qualified personnel and management; our ability to attract and retain qualified management and personnel; disruption from changes in management team or failure to successfully transition new hires or promoted employees into their roles; some of our directors’ and officers’ involvement with other natural resource companies; potential inability to attract development partners or our ability to identify attractive acquisitions; compliance with foreign corrupt practices regulations and anti-bribery laws; changes to rules and regulations, including accounting practices; limitations in our insurance coverage and the ability to insure against certain risks; risks related to ensuring the security and safety of information systems, including cyber security risks; our anti-takeover provisions could discourage potentially beneficial third-party takeover offers; significant growth could place a strain on our management systems; share ownership by our significant shareholders and their ability to influence our operations and governance and, in case of sales of our shares by such significant shareholders, our share price; failure to comply with certain terms of the convertible notes; reputational risks; future sales or issuances of our debt or equity securities; the trading price of our common shares is subject to volatility due to market conditions; we are limited in our ability to, and may not, pay dividends in the foreseeable future; and certain actions under United States federal securities laws may be unenforceable. This list is not exhaustive of the factors that may affect any of our forward-looking information. Although we have attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking information, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Our forward-looking information is based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond our control. In connection with the forward-looking information made in this news release, we have made certain assumptions about, among other things: our business and operations and that no significant event will occur outside of our normal course of business and operations (other than as expressly set out herein); planned exploration, development and production activities and the results, costs and timing thereof; future price of gold and silver and other metal prices; the accuracy of our Mineral Resource and Mineral Reserve estimates and related information, analyses and interpretations (including with respect to any updates or anticipated updates); the geology and mineralization of the Brucejack deposit; operating conditions; capital and operating cost estimates; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Mine; timing and receipt of governmental, regulatory and third party approvals, consents, licenses and permits; obtaining required renewals for existing approvals, consents, licenses and permits; the geopolitical, economic, permitting and legal climate that we operate in; the adequacy of our financial resources, and our ability to raise any necessary additional capital on reasonable terms; our ability to satisfy the terms and conditions of our debt obligations; commodity prices; currency exchange rates and interest rates; political and regulatory stability; requirements under applicable laws; market competition; sustained labour stability and availability of equipment; positive relations with local groups; favourable equity and debt capital markets; and stability in financial capital markets. Although we believe that the assumptions inherent in forward-looking information are reasonable as of the date of this news release, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained in this news release.

Additional information about the risks and uncertainties concerning forward-looking information and material factors or assumptions on which such forward-looking information is based is provided in our Annual Information Form and From 40-F, each dated February 21, 2020, for the year ended December 31, 2019, our MD&A for the years ended December 31, 2019 and 2018, and our other disclosure documents as filed in Canada on SEDAR at www.sedar.com and in the United States through EDGAR at the SEC’s website at www.sec.gov (collectively, “the Pretivm Disclosure Documents”).

Forward-looking information is not a guarantee of future performance. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this news release and the Pretivm Disclosure Documents. For the reasons set forth above, readers should not place undue reliance on forward-looking information. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law.

For the reasons set forth above, readers should not place undue reliance on forward-looking information. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.

Cautionary Note to United States Investors

Disclosure regarding our mineral properties, including with respect to Mineral Reserve and Mineral Resource estimates, in this news release was prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Securities and Exchange Commission (“SEC”) generally applicable to United States companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this news release will not be comparable to similar information made public by United States companies reporting pursuant to SEC disclosure requirements.

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